EXHIBIT 4(b) (xix)

Harry Baines	[LLOYDS BANKING GROUP LOGO]
Company Secretary
& General Counsel

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Mr. Anthony Watson, CBE

0131 243 5451 direct
0131 243 5546 facsimile
harry.baines@lloydsbanking.com

23rd February, 2009

Dear Tony,

DIRECTORSHIP

As you know, the Financial Services Authority has authorised your application for approved person/directorship status and I am, therefore, delighted to confirm your appointment as an independent non-executive director of Lloyds Banking Group (LBG) from 2nd April, 2009. You will also join the boards of Lloyds TSB Bank plc, HBOS plc and Bank of Scotland plc from the same date.

Arrangements for you to join one or more of the LBG board committees will be considered in due course.

So that we may attend to the usual formalities, I should be grateful if you would review and complete the enclosed forms and return them to me.

Any future changes to the information in these forms, including any which might affect your position as an independent non-executive director or constitute a conflict of interests, should be routed through me, please.

I am enclosing explanatory notes about conflicts of interests, together with a questionnaire which I should be grateful if you would complete, sign and return to me. An associated note about hospitality and benefits from 3rd parties is also attached for information only.

You will see from the items in the attached folder that non-executive directors are appointed for specified terms, with the initial term not exceeding three years, subject to the provisions of the Companies Act and the articles of association, including those relating to election/re-election by the shareholders at annual general meetings. Further terms would be appropriate, if you and the board were to agree in due course.

An indication of the amount of time non-executive directors are expected to devote to the company’s affairs is outlined in section (5) of item 1(E) of the folder. By accepting these appointments, you have confirmed that you are able to allocate sufficient time to meet the

EXHIBIT 4(b) (xix)

expectations of your role. We should, therefore, be grateful if you would seek the agreement of the Chairman before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the companies.

There is also information in the folder about the role, duties and responsibilities of directors, as well as details regarding fees for board and committee membership.

Other information included in the folder relates to the process regarding the evaluation of the performance of the board, its committees and individual directors; directors’ and officers’ liability insurance; taking independent professional advice at the company’s expense; and board committees.

It is the Group’s current policy to indemnify its directors and a deed of indemnity is attached. Would you please sign the deed (in duplicate) in the presence of a witness, who should also sign, and then return it to me. I shall arrange for a copy of the completed deed to be sent to you in due course.

Details about the induction arrangements for new directors are given in item 1(H) of the folder. We are also developing an introduction programme for you and a copy is attached. We will be in touch with Jenny Wild shortly regarding arrangements for the meetings.

Thank you for confirming that you would like us to apply to the Registrar of Companies to have a “service address” recorded at Companies House for security purposes, rather than have your usual residential address displayed in public. I have drafted the form for you to complete accordingly. You are encouraged to use the above mentioned Gresham Street address for business correspondence whenever appropriate. Arrangements will, of course, be made to send you any mail received here.

Directors are encouraged to hold shares in Lloyds Banking Group plc and unless you already have a shareholding, you may wish to buy some, so that it appears in the report and accounts, at the end of the year, that you have a stake in the group. In due course, the Group Compliance Director will send you details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code.

I am sorry about the formality of this letter, which is designed to be publicly available, to meet corporate governance requirements.

I hope that you will not hesitate to contact me for assistance in any matters during the term of your directorship.

/S/ Harry Baines

Harry Baines
Company Secretary & General Counsel

Enclosures
Deed of indemnity
Personal details
Personal folder